Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filer: Core-Mark Holding Company, Inc.

Subject Company: Core-Mark Holding Company, Inc.

Commission File No: 000-51515

Explanatory Note: The following letter was shared with Core-Mark Holding Company, Inc. employees.

[Core-Mark Holding Company, Inc. Letterhead]

Core-Mark Family,

I’m pleased to share the exciting news that we have entered into an agreement under which Performance Food Group Company (“PFG”) will acquire Core-Mark Holding Company, Inc. (“Core-Mark”). Through this combination, we will create a best-in-class customer-centric diversified supplier in foodservice and convenience retail serving more than 240,000 locations across the U.S. The press release we issued can be found at the following link: https://ir.core-mark.com/press-releases.

Since Core-Mark was founded in 1888, we have grown into one of the leading distributors and marketers of consumer goods in America. Over the last year, our team has done an exceptional job of banding together and delivering for our customers in the incredibly challenging COVID market environment. I could not be prouder of what we have accomplished.

The transaction we are announcing today builds on our 130-year record of serving our customers and is an exciting next step for our company and our employees. I want to make sure you understand what it means for our business and for you:

•

Joining a foodservice distribution leader. Headquartered in Richmond, VA, PFG operates more than 100 distribution centers servicing the foodservice industry through Performance Foodservice and the convenience industry through Vistar and its Eby-Brown business. Importantly, like us, PFG has a more than 100-year legacy of foodservice excellence, a commitment to excellent customer service and a strong culture that puts its employees first.

•

Creating an expanded convenience business within PFG. Following the completion of the transaction, Core-Mark will become part of an expanded convenience business within PFG’s Vistar division that will also include the Eby-Brown business. The convenience business will operate under the Core-Mark brand and will be headquartered in Westlake, Texas with Eby-Brown maintaining ongoing operations in Naperville, Illinois. I will lead the convenience business as President and CEO of Core-Mark.

•

Creating new opportunities for employees. As part of a larger and more diversified company, we believe that our employees will have access to a broader set of career opportunities. Like Core-Mark, PFG has a long history of treating their employees well. PFG also recognizes the importance of working safely as a team and investing in its employees.

•

Extending our customer commitment. PFG shares our commitment to serving customers, and their success has been built through strong customer relationships and service. This combination will make us an even better partner to our customers and will enable us to continue helping them grow profits and sales.

•

Accelerating our food and fresh capabilities. Joining with PFG will allow us to build on our food and fresh capabilities, in addition to our innovation efforts, to continue to meet the future needs of customers.

Next Steps

There is a lot to be excited about, but please keep in mind that today’s announcement is just the first step toward bringing our companies together. We expect to complete the transaction in the first half of calendar 2022.

Until then, it is business as usual and the best thing we can do is to continue to deliver the same quality products and dependable service that help our customers grow their businesses.

Later today at 12:00 PM CT, we will be hosting a town hall to discuss this announcement in more detail. During that meeting, we’ll answer any questions you may have. In the meantime, please feel free to reach out to your manager if you have any questions.

Announcements like this may lead to increased interest from the media, investors, partners and customers. It is important that we speak with one voice. If you receive inquiries from outside the Company such as media or investors, please refer them to David Lawrence at 214-862-1146 or david.lawrence@core-mark.com.

I want to reiterate that we are reaching this milestone because of the great work you have all done. Our team will continue to be the foundation of our success as we move ahead with PFG. On behalf of the Board of Directors and entire leadership team, thank you all for your hard work and dedication.

I hope you share my excitement for Core-Mark’s future.

Sincerely,

Scott

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the impact of PFG’s proposed acquisition of Core-Mark (the “Transaction”) and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the Core-Mark Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements: the risk that U.S. federal antitrust clearance or other approvals required for the Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and resources or otherwise have an adverse effect on Core-Mark; the possibility that conditions to the consummation of the Transaction, including approval by Core-Mark stockholders, will not be satisfied or completed on a timely basis and accordingly the Transaction may not be consummated on a timely basis or at all; uncertainty as to the expected financial performance of the combined company following completion of the Transaction; the possibility that the expected synergies and value creation from the Transaction will not be realized or will not be realized within the expected time period; the exertion of our management’s time and resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Transaction; the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected; a downgrade of the credit ratings of our indebtedness, which could give rise to an obligation to redeem existing indebtedness; potential litigation in connection with the Transaction may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; the inability to retain key personnel; the possibility that competing offers will be made to acquire Core-Mark; disruption from the announcement, pendency and/or completion of the Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and the risk that, following the Transaction, the combined company may not be able to effectively manage its expanded operations; the extent and duration of the disruption to business activities caused by the global health crisis associated with the novel coronavirus pandemic (“COVID-19”) outbreak, including the effects on vehicle miles driven, on the financial health of Core-Mark’s business partners, on supply chains, and on financial and capital markets; declining cigarette sales volumes; Core-Mark’s dependence on the convenience retail industry for revenues; Core-Mark’s dependence on qualified labor, senior management and other key personnel; competition in Core-Mark’s distribution markets, including product, service and pricing pressures related to COVID-19; risks and costs associated with efforts to grow Core-Mark’s business through acquisitions; the dependence of some of Core-Mark’s distribution centers on a few relatively large customers; manufacturers or retail customers adopting direct distribution channels; fuel and other transportation costs; failure, disruptions or security breaches of Core-Mark’s information technology systems; the low-margin nature of cigarette and consumable goods distribution; Core-Mark’s reliance on manufacturer discount and incentive programs and cigarette excise stamping allowances; Core-Mark’s dependence on relatively few suppliers and Core-Mark’s ability to maintain favorable supplier arrangements; disruptions in suppliers’ operations, including the impact of COVID-19 on Core-Mark’s suppliers as well as supply chain, including potential problems with inventory availability and the potential result of higher cost of product and freight due to high demand of products and low supply for an unpredictable period of time; product liability and counterfeit product claims and manufacturer recalls of products, including ongoing litigation related to Juul products; Core-Mark’s ability to achieve the expected benefits of implementation of marketing initiatives; failing to maintain Core-Mark’s brand and reputation; unexpected outcomes in legal proceedings; attempts by unions to organize employees; increasing expenses related to employee health benefits; changes to minimum wage laws; failure to comply with governmental regulations or substantial changes to governmental regulations, including increased regulation of electronic cigarette and other alternative nicotine products; risks related to changes to Core-Mark’s workforce, including reductions to hours, headcount and benefits as a result of COVID-19; earthquake and natural disaster damage; increases in the number or severity of insurance and claims expenses; legislation, regulations and other matters negatively affecting the cigarette, tobacco and alternative nicotine industry; increases in excise taxes or reduction in credit terms by taxing jurisdictions; potential liabilities associated with sales of cigarettes and other tobacco products; changes to federal, state or provincial income tax legislation; reduction in the payment of dividends; currency exchange rate fluctuations; Core-Mark’s ability to borrow additional capital; restrictive covenants in Core-Mark’s credit facility; and changes to accounting rules or regulations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this communication or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this communication or our these statements, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on Core-Mark’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at david.lawrence@core-mark.com.

Participants In The Solicitation

PFG, Core-Mark and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com.

Information about the directors and executive officers of Core-Mark is set forth in its (i) Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021 and (ii) proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 5, 2021, and on its website at www.core-mark.com.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.